EXHIBIT 99.4

FOR IMMEDIATE RELEASE – November 14, 2011

Anchor Funding Services, Inc. reports net income from continuing operations of $61,448 and $255,981 for the three and nine months ended September 30, 2011 and enters into a new credit facility decreasing its cost of funds.

Boca Raton, Fl. (PR Newswire) November 14, 2011– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the quarter ended September 30, 2011. The company reported third quarter 2011 finance revenues of $561,014, a decrease of $111,070 or 16.5% over the comparable period of the prior year. The decrease in revenues was attributable to a loss of a significant customer which accounted for approximately $183,000 in revenues for the quarter ended September 30, 2010.  The company reported nine month 2011 finance revenues of $1,880,154, an increase of $106,418 or 6.0% over the comparable period of the prior year. Our increased finance revenues are attributable to the company’s investments in its sales initiatives and growth among certain Anchor portfolio clients. This partially offset the loss of a significant customer which accounted for approximately $95,000 in revenues for the nine months ended September 30, 2011 as compared to approximately $275,000 for the comparable period of September 30, 2010. The company had income from continuing operations of $61,448 for the quarter ended September 30, 2011 as compared to income from continuing operations of $51,572 for the comparable period of the prior year.  The Company had income from continuing operations of $255,981 for the nine months ended September 30, 2011 as compared to a loss from continuing operations of $(67,087) for the comparable period of the prior year.

We are pleased to announce that on November 8, 2011, Anchor entered into a Rediscount Credit Facility with a Commercial Bank that is effective November 30, 2011 and replaces its existing credit facility. The maximum amount that can be borrowed under the facility is $10 million and the Bank will advance up to 80% of up to 90% of Anchor’s advances to its clients. Anchor will pay interest on advances monthly at the 90 Day Libor Rate plus 6.25%.  Anchor will pay the Bank various other monthly fees as defined in the agreement. The agreement requires that Anchor maintain at all times a ratio of debt to tangible net worth of four to one (4:1).  The agreement contains customary representations and warranties, events of default and limitations, among other provisions. The agreement is collateralized by a first lien on all Anchors’ assets. Had this facility been in place as of January 1, 2011, Management estimates that net income for the three months and nine months ending September 30, 2011 would have been approximately $94,500 and $370,000, respectively.

Morry F. Rubin, CEO, stated "We are excited about our profitable results from continuing operations and our new credit facility which will make us more competitive in the marketplace with the ability to fund larger transactions. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 130 companies in more than 30 states so far in 2011. We are focused on adding additional credit worthy clients to our national portfolio and  seeking acquisition opportunities while remaining vigilant in securing opportunities to reduce our internal cost of funds."

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com